Term sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 4-I dated November 14, 2011
and underlying supplement no. 1-I dated November 14, 2011

Term Sheet to
Product Supplement No. 4-I
Registration Statement No. 333-177923
Dated October 1, 2012; Rule 433

JPMorgan Chase & Co.

Structured Investments

$
Optimal Entry Return Notes Linked to the S&P 500® Index due October 31, 2016

General

- The notes are designed for investors who seek unleveraged exposure to the S&P 500® Index based on the lowest Index closing level during the Lookback Observation Period and the Index closing level on the Observation Date, as described below. Investors should be willing to forgo interest and dividend payments and, if the Ending Index Level is less than the Lookback Index Level, be willing to lose some or all of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- Unsecured and unsubordinated of JPMorgan Chase & Co. maturing October 31, 2016†
- Minimum denominations of $1,000 and integral multiples thereof
- The notes are expected to price on or about October 26, 2012 and are expected to settle on or about October 31, 2012.

Key Terms

Index:	The S&P 500® Index (the "Index") (Bloomberg ticker: "SPX")
Payment at Maturity:	The payment at maturity will reflect the performance of the Index. Your payment at maturity per $1,000 principal amount note will be calculated as follows: $1,000 × (1 + Index Return) ***You will lose some or all of your initial investment at maturity if the Ending Index Level is less than the Lookback Index Level.***
Index Return:	$\frac{\text{Ending Index Level} - \text{Lookback Index Level}}{\text{Lookback Index Level}}$
Lookback Index Level:	The lowest Index closing level during the Lookback Observation Period
Ending Index Level:	The Index closing level on the Observation Date
Lookback Observation Period:	The period from and including the pricing date to and including the Final Lookback Date
Final Lookback Date:	The Final Lookback Date will be set on the pricing date and will be on or after December 26, 2012, *provided* that the Final Lookback Date will be no later than January 26, 2013. **You should be willing to invest in the notes if the Final Lookback Date were set as December 26, 2012, which would result in a Lookback Observation Period of two calendar months. Accordingly, this is the shortest Lookback Observation Period in the specified range.**
Observation Date†:	October 26, 2016
Maturity Date†:	October 31, 2016
CUSIP:	48126DBK4

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component" in the accompanying product supplement no. 4-I

Investing in the Optimal Entry Return Notes involves a number of risks. See "Risk Factors" beginning on page PS-21 of the accompanying product supplement no. 4-I, "Risk Factors" beginning on page US-1 of the accompanying underlying supplement 1-I and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public and fees and commissions include the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $40.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $20.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be less than $40.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS, which includes concessions to be allowed to other dealers, exceed $40.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-48 of the accompanying product supplement no. 4-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

October 1, 2012

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 4-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes, prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 4-I and "Risk Factors" in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 4-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf
- Underlying supplement no. 1-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of this offering of notes, all references in accompanying product supplement no. 4-I to the Initial Index Level will be deemed instead to refer to the Lookback Index Level, which will be determined in the manner set forth under "Key Terms — Lookback Index Level" in this term sheet.

Selected Purchase Considerations

- **UNLEVERAGED EXPOSURE TO THE S&P 500® INDEX** — The notes provide unleveraged exposure to the S&P 500® Index. **Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.**

  PAYMENT AT MATURITY BASED IN PART ON THE LOWEST INDEX CLOSING LEVEL DURING THE LOOKBACK OBSERVATION PERIOD — Your payment at maturity is determined by comparing the Final Index Level to the Lookback Index Level. The Lookback Index Level is equal to the lowest Index closing level during the Lookback Observation Period, which is the period from and including the pricing date to and including the Final Lookback Date. The Final Lookback Date will be set on the pricing date and will be on or after December 26, 2012, *provided* that the Final Lookback Date will be no later than January 26, 2013. **You should be willing to invest in the notes if the Final Lookback Date were set as December 26, 2012, which would result in a Lookback Observation Period of two calendar months. This is the shortest Lookback Observation Period in the specified range.** If the Index closing level declines during the Lookback Observation Period, your payment at maturity may be more than the payment at maturity for similar notes linked to the Index without a lookback feature and based solely on the Index closing level on the pricing date and the Final Index Level. Accordingly, your payment at maturity will be improved by declines in the Index closing level during the Lookback Observation Period.

- **RETURN LINKED TO THE S&P 500® INDEX** — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information on the S&P 500® Index, see the information set forth under "Equity Index Descriptions — The S&P 500® Index" in the accompanying underlying supplement no. 1-I.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 4-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

  Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as "open transactions" that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component securities of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 4-I dated November 14, 2011 and in the "Risk Factors" section of the accompanying underlying supplement no. 1-I dated November 14, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be exposed to loss if the Ending Index Level is less than the Lookback Index Level. For every 1% that the Final Index Level is less than the Lookback Index Level, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, you could lose some or all of your initial investment at maturity.

- **THE LOOKBACK INDEX LEVEL WILL NOT BE DETERMINED UNTIL THE END OF THE LOOKBACK OBSERVATION PERIOD** – Because the Lookback Index Level will be the lowest Index closing level during the Lookback Observation Period, the Lookback Index Level will not be determined until the Final Lookback Date. The Lookback Observation Period is the period from and including the pricing date to and including the Final Lookback Date. The Final Lookback Date will be set on the pricing date and will be on or after December 26, 2012, *provided* that the Final Lookback Date will be no later than January 26, 2013. **You should be willing to invest in the notes if the Final Lookback Date were set as December 26, 2012, which would result in a Lookback Observation Period of two calendar months. This is the shortest Lookback Observation Period in the specified range.** Accordingly, you will not know the Lookback Index Level for a significant period of time after the pricing date. Your return on the notes may be adversely affected by any decline in the Index closing level after the conclusion of the Lookback Observation Period.

- **CREDIT RISK OF JPMORGAN CHASE & CO. —** The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

  Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Executive Overview — Recent Developments," "Liquidity Risk Management — Credit Ratings," "Item 4. Controls and Procedures" and "Part II. Other Information — Item 1A. Risk Factors" in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement no. 4-I for additional information about these risks.

  In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO IMPACT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While any payment on the notes described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS, intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including but not limited to:
  - the actual and expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rates on the equity securities underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory and judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes a Lookback Index Level of 1,450 for each $1,000 principal amount note. **The actual Lookback Index Level will be the lowest Index closing level during the Lookback Observation Period and will not be determined until the Final Lookback Date.** Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Lookback Index Level	Index Return	Total Return
2,610.00	80.00%	80.00%
2,465.00	70.00%	70.00%
2,320.00	60.00%	60.00%
2,175.00	50.00%	50.00%
2,030.00	40.00%	40.00%
1,885.00	30.00%	30.00%
1,740.00	20.00%	20.00%
1,595.00	10.00%	10.00%
1,522.50	5.00%	5.00%
1,450.00	**0.00%**	**0.00%**
1,305.00	-10.00%	-10.00%
1,160.00	-20.00%	-20.00%
1,015.00	-30.00%	-30.00%
870.00	-40.00%	-40.00%
725.00	-50.00%	-50.00%
580.00	-60.00%	-60.00%
435.00	-70.00%	-70.00%
290.00	-80.00%	-80.00%
145.00	-90.00%	-90.00%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The level of the Index increases from the Lookback Index Level of 1,450 to an Ending Index Level of 1,522.50.
Because the Ending Index Level of 1,522.50 is greater than the Lookback Index Level of 1,450 and the Index Return is 5%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times (1 + 5\%) = \$1,050$$

Example 2: The level of the Index decreases from the Lookback Index Level of 1,450 to an Ending Index Level of 1,160.
Because the Ending Index Level of 1,160 is less than the Lookback Index Level of 1,450 and the Index Return is -20%, the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$\$1,000 \times (1 - 20\%) = \$800$$

The hypothetical returns and hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly Index closing levels from January 2, 2007 through September 28, 2012. The Index closing level on September 28, 2012 was 1,440.67.

We obtained the Index closing levels below from Bloomberg Financial Markets, without independent verification. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the pricing date, any day during the Lookback Observation Period or the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

